Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (no. 333-138763) on Form S-8 of Ethan Allen Interiors, Inc. of our report dated June 27, 2014 with respect to the statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of The Ethan Allen Retirement Savings Plan.

/s/ KPMG LLP

Stamford, CT

June 27, 2014